Writer’s Direct Number	Writer’s E-mail Address
212.756.2280	Marc.Weingarten@srz.com

April 13, 2015

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549-3628

Re:

Imation Corp. (“Imation” or the “Company”)

Preliminary Proxy Statement on Schedule 14A filed by Clinton Relational Opportunity Master Fund, L.P., Clinton Relational Opportunity, LLC, Ltd., GEH Capital, Inc., Clinton Group, Inc., George E. Hall, Joseph A. De Perio, Robert B. Fernander and Barry L. Kasoff

Filed March 26, 2015

File No. 001-14310

Soliciting Materials filed pursuant to Rule 14a-12 on March 26, 2015

Filed by Clinton Relational Opportunity Master Fund, L.P., et. al.

File No. 001-14310

Dear Mr. Duchovny:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (collectively, “Clinton”), Joseph A. De Perio, Robert B. Fernander, and Barry L. Kasoff (each, a “Filing Person” and collectively with Clinton, the “Filing Persons”), we are responding to your letter dated April 1, 2015 (the “SEC Comment Letter”) in connection with the Preliminary Proxy Statement on Schedule 14A filed on March 26, 2015 (the “Preliminary Proxy Statement”) and the soliciting materials under Rule 14a-12 filed on Schedule 14A on March 26, 2015. We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Clinton is filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Commission. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

Preliminary Schedule 14A

Cover Page

1.	We note your statement that the addition of your nominees would “ensure that the interests of the stockholders are appropriately represented in the boardroom.” It is unclear why you believe that the interests of the security holders are not represented by the individuals the security holders previously elected. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to your comment, the Filing Persons have revised the cover page in the Revised Proxy Statement to delete the foregoing quoted language.

Reasons for the Solicitation, page 7

2.	Please revise your disclosure to disclose the support for each of your beliefs included in the first paragraph and the first sentence of the second paragraph of this section.

In response to your comment, the Filing Persons have revised the first paragraph on page 6 of the Revised Preliminary Proxy to include footnotes providing support for the foregoing statements, and have deleted the first sentence of the second paragraph.

3.	We note your apparent attribution of the increase in the company’s stock price solely to your disclosure of plans for the company. Please revise to clarify, if true, that other events may have contributed to this change, such as the company’s release of its financial results for 2014.

In response to your comment, the Filing Persons respectfully note that they did not attribute the rise in the Company’s stock price following Clinton’s disclosure of its plans for the Company’s board of directors (the “Board”) solely to such disclosure, but simply used the date of such disclosure as a cutoff point. For the avoidance of doubt, however, the Filing Persons have added a footnote in the Revised Proxy Statement clarifying that

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other factors, in addition to Clinton’s disclosure of plans for the Board, also may have contributed to the increase in the Company’s stock price.

4.	Refer to the second paragraph on page 8. Revise your disclosure to explain the correlation between a statement made by the company in May 2007 with actions the company took in February 2009.

In response to your comment, the Filing Persons have revised the fourth paragraph on page 7 in the Revised Proxy Statement to eliminate any suggestion of a correlation.

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:
•	your statement that “[t]he strategy articulated in the press release on [February 1, 2011] is currently the strategy espoused by the Board and the executive team. The current plan also includes capital allocation through R&D and acquisitions in four core product technology areas: secure storage, scalable storage, wireless/connectivity and magnetic tape.” (page 9)

In response to your comment, the Filing Persons have revised their disclosure on page 8 of the Revised Preliminary Proxy to include a footnote providing support for the foregoing statement.

•	the statements in the third, fifth, sixth, seventh, eighth and eleventh bullet points in the last paragraph of page 11.

In response to your comment, the Filing Persons advise that the support for the statements in the sixth, seventh and eighth bullet points on pages 10 – 11 of the Revised Proxy Statement is based on conversations with Nexsan's former Chief Executive Officer, who worked with Imation post-acquisition. In addition, the Filing Persons have revised their disclosure on pages 10 – 11 to include a footnote to the fifth bullet point to provide support for such statement, and deleted the third and eleventh bullet points.

•	your statement that the company provides “exorbitant perquisites” (page 21).

In response to your comment, the Filing Persons have revised the foregoing quoted language on page 22 of the Revised Proxy Statement.

•	your statement both the board and executives “have been compensated at a level that would be appropriate only if they had delivered years of success to stockholders” (page 23).

In response to your comment, the Filing Persons have deleted the foregoing quoted language on page 24 of the Revised Proxy Statement.

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6.	Refer to the first full paragraph on page 10. Your disclosure refers to financial results specific to Nexsan. We understand that the company does not report financial results specifically for Nexsan. Thus, revise your disclosure to address the foregoing or explain why your disclosure is accurate in light of the foregoing. Apply this comment to similar statements referring to Nexsan financial results throughout your proxy statement and in your March 26, 2015 soliciting materials.

In response to your comment, the Filing Persons have revised the second paragraph on page 9 of the Revised Proxy Statement by adding a footnote referencing "Note 4 – Acquisitions and Divestitures" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 13, 2014 (the "2013 10-K"). In addition, on page 23 of the 2013 10-K, the Company states that revenue from their Storage and Security Solutions products increased $71.7 million, "driven by the addition of revenue from the acquisition of [Nexsan]." Although the Company did not disclose standalone financial results for Nexsan in 2014, the referenced sources enable a reader to deduce Nexsan's financial results for 2013, as described in the revised disclosure.

The foregoing revisions and referenced source similarly provide support for the statements referring to Nexsan in the March 26, 2015 soliciting materials.

7.	Refer to your disclosure addressing the research and development expenses in the seventh bullet point on page 13. It appears from a review of the company’s financial statements that the changes in this expense are different from the ones you disclose. Please advise or revise.

In response to your comment, the Filing Persons are hereby providing support for the percentages disclosed in the seventh bullet point on page 13 of the Preliminary Proxy Statement. The Filing Persons respectfully note that the research and development expenses reported by the Company on page 21 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 16, 2015 (the "2014 10-K"), are $18.8 million in 2014 and $13.2 million in 2010. Using the numbers reported in the 2014 10-K, the Filing Persons calculated an increase in research and development expenses of 42.4% from 2010 to 2014, and a compound annual growth rate of 9.2%.

For additional clarity, the Filing Persons have revised the foregoing disclosure by adding a footnote referencing the 2014 10-K.

8.	Refer to the section entitled “Compensation Practices” on page 16. If the total compensation amounts you disclose include cash, stock and unvested securities, please clarify this and provide the value of each so security holders are able to evaluate the disclosure.

In response to your comment, the Filing Persons have revised the total compensation amounts in the section entitled “Compensation Practices” in the Revised Preliminary

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Proxy to reflect the value, where applicable, of cash, stock and unvested securities, as disclosed in Company filings.

9.	We note that the company’s disclosure states that Mr. Lucas’ bonus compensation for 2013 was $1.4 million, while you disclose that it was $1.8 million. Please advise or revise.

In response to your comment, the Filing Persons have revised Mr. Lucas’s bonus compensation for 2013 on page 16 of the Revised Preliminary Proxy to state that his bonus compensation in 2013 was $1.4 million.

10.	Refer to footnote 23 on page 16. Revise your disclosure to clarify, if true, that the compensation paid to Dr. Barrell is for the period between his appointment to the board and the next annual meeting, not just the 17 days left in calendar year 2014.

In response to your comment, the Filing Persons respectfully note that the information in footnote 30 on page 15 is based on information found in the Company’s revised preliminary proxy statement filed with the Commission on April 6, 2015 (the “Company’s Revised Preliminary Proxy Statement”), which states that Dr. Barrall received $80,932 for fiscal year 2014. The Company’s Revised Preliminary Proxy Statement also states that Dr. Barrall “joined [the] Board on December 17, 2014.” The Company's Revised Preliminary Proxy Statement does not state that the compensation Mr. Barrall received is for the period between his appointment to the Board and the Company’s 2015 annual meeting of stockholders (the “Annual Meeting”).

In light of the foregoing disclosures in the Company’s Revised Preliminary Proxy Statement, the Filing Persons respectfully note that they believe the information in footnote 30 pertaining to Dr. Barrall’s compensation is accurate and does not require revision.

11.	Refer to the first paragraph on page 17. We note that the company has disclosed different amounts due to its executive team in the event of a change of control. Please advise or revise throughout the proxy statement.

In response to your comment, the Filing Persons respectfully note that the amounts due to the Company’s executive team that were disclosed in the Preliminary Proxy Statement reflected the amounts disclosed in the Company’s preliminary proxy statement filed on March 16, 2015. The Company revised its disclosure regarding potential payments due upon a hypothetical change of control to significantly decrease the amount of such potential payments in the Company’s Revised Preliminary Proxy Statement. Therefore, the Filing Persons’ disclosure regarding such amounts was accurate at the time the Preliminary Proxy Statement was filed.

The Filing Persons have revised the first paragraph on page 17 in the Revised Preliminary Proxy to reflect the updated disclosure contained in the Company’s Revised Preliminary Proxy Statement and included an explanatory footnote clarifying the discrepancy between the relevant change of control disclosures in the Preliminary Proxy Statement and the Company’s Revised Preliminary Proxy Statement.

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12.	Please revise the disclosure on page 18 to name the companies in which Mr. Kasoff served as a Chief Restructuring Officer which were “going through troubled business environments.”

In response to your comment, the Filing Persons have revised the disclosure on page 19 of the Revised Preliminary Proxy to include a footnote listing the companies "going through troubled business environments" for which Mr. Kasoff served as a Chief Restructuring Officer.

13.	We note your disclosure on page 19 relating to the average compensation for directors serving a full year in 2014. It appears that the company disclosure in this respect does not support your amount of $350,922: please advise or revise throughout your proxy statement.

In response to your comment, the Filing Persons have revised the average compensation figures for directors serving a full year in 2014 on page 15 and throughout the Revised Proxy Statement.

14.	We note your quote at the end of page 23. Clarify whether the “thinking used to create” problems originated with the same group of individuals that are currently on the company board. Please note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for such assertion or revise the statement. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

In response to your comment, the Filing Persons have deleted the foregoing quoted language at the end of page 24 of the Revised Proxy Statement.

Background of the Proxy Solicitation, page 24

15.	Please disclose whether any communications took place between you and the company between January 2012 and November 2014.

In response to your comment, the Filing Persons have revised the Background of the Proxy Solicitation section on page 25 of the Revised Proxy Statement to state that no communications took place between the Filing Persons and the Company between January 2012 and November 2014.

Proposal No. 1. Election of Directors, page 26

16.	Please describe the business activities of Mr. Fernander since September 2014.

In response to your comment, the Filing Persons have revised the disclosure regarding Mr. Fernander’s experience in the Revised Proxy Statement to include Mr. Fernander’s business activities since September 2014.

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17.	We note your disclosure on page 28 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

In response to your comment, the Filing Persons note that the Bylaws of the Company, amended as of November 7, 2013 (the “Bylaws”), do not specify any requirements for the nomination of substitute or additional nominees.  In Clinton’s notice to the Company of its intent to nominate persons for election to the Board and present proposals at the Annual Meeting, dated November 18, 2014 (the “Notice”), Clinton indicated that it retained the right to nominate additional nominees if more than three directors are to be elected at the Annual Meeting and alternate nominees as chosen by Clinton if, due to death or disability, any nominee or additional nominee is unable to stand for election at the Annual Meeting or for good cause will not serve. The Company has not objected to our retention of such rights. The Filing Persons believe that they have satisfied any advance notice requirements of the Bylaws by timely reserving their rights to provide such additional or substitute nominees.

Additionally, the Filing Persons hereby confirm that, should the participants lawfully identify or nominate substitute nominees before the Annual Meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 2. By-Law Repeal Proposal, page 29

18.	We note that approval of your proposal would repeal bylaws adopted after November 8, 2013 that are “inconsistent or disadvantageous to the election” of your nominees. Revise your disclosure to specify what such bylaws would be and provide more context to give security holders an understanding of what they are being asked to approve. We note that one example, as you include, is not sufficient in this respect.

In response to your comment, the Filing Persons have revised the By-law Repeal Proposal on page 32 to include an additional example of what could construe a bylaw that is “inconsistent or disadvantageous to the election” of Clinton’s nominees.

19.	Please disclose how this proposal may be voted on given that the company has not included it in its notice of the meeting, proxy statement or proxy card.

In response to your comment, the Filing Persons respectfully note that they have complied with the Company’s Bylaws regarding the proposal of business to be transacted at the Annual Meeting and stockholders are able to vote on the By-law Repeal Proposal on Clinton’s gold proxy card.

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The Bylaws state that business that is “properly brought before the annual meeting by any stockholder of the [Company] (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section [6] and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section [6]” may be transacted at the Annual Meeting. The Filing Persons note that they provided timely notice of their intent to present the By-Law Repeal Proposal and believe that they have satisfied all of the Company’s advance notice requirements with respect to presenting such proposal. The Company has never indicated that it believes that such notice is deficient in any respect or otherwise does not comply with the Bylaw requirements. As such, it is the Filing Persons’ belief that the Company should have included the By-Law Repeal Proposal in its notice of the meeting, proxy statement and proxy card. Despite their failure to do so and in compliance with the Bylaws, the Filing Persons intend to present the By-Law Repeal Proposal at the Annual Meeting; stockholders who wish to vote on the proposal may do so by voting on Clinton’s gold proxy card. The Filing Persons believe that the Company’s failure to include the By-Law Repeal Proposal in their notice of meeting, proxy statement and proxy card merely precludes the Company from soliciting votes against the By-Law Repeal Proposal and does not interfere with the ability of the Company’s stockholders from casting votes on such proposal.

Solicitation of Proxies, page 34

20.	We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

In response to your comment, the Filing Persons confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. The Filing Persons also confirm that they do not intend to solicit requests via Internet chat rooms.

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 Information Concerning Imation, page 34

21.	Refer to the last sentence in this section. To the extent your disclosure attempts to disclaim responsibility for disclosure in your own proxy statement, please revise: you may not disclaim your own disclosure.

In response to your comment, the Filing Persons have deleted the last sentence in the section concerning the Company on page 36 of the Revised Preliminary Proxy to allay any implication that Clinton is attempting to disclaim its own disclosure.

Soliciting Materials

22.	With a view toward future revised disclosure, explain supplementally why a sale of the company “today foregoes any value from the employment” of the company’s net operating losses.

In response to your comment, the Filing Persons respectfully note that the extent to which a Company can use net operating losses (“NOLs”), pursuant to Section 382 of the Internal Revenue Code, to offset income is drastically limited following a change of ownership (such as a sale of a company). Therefore, a sale of the Company today would preclude Imation from realizing significant tax advantages resulting from the NOLs. Furthermore, given the reduced utility of the NOLs following a sale of the Company, prospective buyers would likely pay an amount for the NOLs that is substantially lower than their current value. In any event, the Filing Persons will not make similar statements in future stockholder communications.

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In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2280.

Very truly yours,

/s/ Marc Weingarten
Marc Weingarten

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Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 13, 2015

Clinton Relational Opportunity Master Fund, L.P.		Clinton Relational Opportunity, LLC

By:	/s/ John Hall	By:	/s/ John Hall
	Name: John Hall		Name: John Hall
	Title: Authorized Signatory		Title: Authorized Signatory

Clinton Group, Inc.		GEH Capital, Inc.

By:	/s/ John Hall	By:	/s/ John Hall
	Name: John Hall		Name: John Hall
	Title: Authorized Signatory		Title: Authorized Signatory

/s/ Joseph A. De Perio
Joseph A. De Perio

/s/ Robert B. Fernander
Robert B. Fernander

/s/ Barry L. Kasoff
Barry L. Kasoff